----------------------------
                                                             OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:        3235-0145
                                                    Expires:   February 28, 2009
                                                    Estimated   average   burden
                                                    hours per response........11
                                                    ----------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Carmike Cinemas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.03 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    143436400
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Erin Ross
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 15 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]**

    2              **      The  reporting  persons  making  this  filing hold an
                           aggregate  of  853,185  Shares,  which is 6.7% of the
                           class of  securities.  The  reporting  person on this
                           cover page,  however,  is a beneficial  owner only of
                           the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
         NUMBER OF                 -0-
                        ------------============================================
          SHARES                    SHARED VOTING POWER
       BENEFICIALLY         8
         OWNED BY                   152,215
                        ------------============================================
           EACH                     SOLE DISPOSITIVE POWER
                            9
         REPORTING                  -0-
        PERSON WITH     ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    152,215
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            152,215
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                      [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            1.2%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================




                               Page 2 of 15 Pages

                                       13D

===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]**

    2              **      The  reporting  persons  making  this  filing hold an
                           aggregate  of  853,185  Shares,  which is 6.7% of the
                           class of  securities.  The  reporting  person on this
                           cover page,  however,  is a beneficial  owner only of
                           the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
         NUMBER OF                 -0-
                        ------------============================================
          SHARES                    SHARED VOTING POWER
       BENEFICIALLY         8
         OWNED BY                   467,100
                        ------------============================================
           EACH                     SOLE DISPOSITIVE POWER
                            9
         REPORTING                  -0-
        PERSON WITH     ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    467,100
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            467,100
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                      [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                               Page 3 of 15 Pages

                                       13D

===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Asset Management, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]**

    2              **      The  reporting  persons  making  this  filing hold an
                           aggregate  of  853,185  Shares,  which is 6.7% of the
                           class of  securities.  The  reporting  person on this
                           cover page, however, may be deemed a beneficial owner
                           only of the  securities  reported by it on this cover
                           page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
         NUMBER OF                 -0-
                        ------------============================================
          SHARES                    SHARED VOTING POWER
       BENEFICIALLY         8
         OWNED BY                   853,185
                        ------------============================================
           EACH                     SOLE DISPOSITIVE POWER
                            9
         REPORTING                  -0-
        PERSON WITH     ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    853,185
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            853,185
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                      [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                               Page 4 of 15 Pages

                                       13D

===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]**

    2              **      The  reporting  persons  making  this  filing hold an
                           aggregate  of  853,185  Shares,  which is 6.7% of the
                           class of  securities.  The  reporting  person on this
                           cover page, however, may be deemed a beneficial owner
                           only of the  securities  reported by it on this cover
                           page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
         NUMBER OF                 -0-
                        ------------============================================
          SHARES                    SHARED VOTING POWER
       BENEFICIALLY         8
         OWNED BY                   619,315
                        ------------============================================
           EACH                     SOLE DISPOSITIVE POWER
                            9
         REPORTING                  -0-
        PERSON WITH     ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    619,315
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            619,315
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                      [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                               Page 5 of 15 Pages

                                       13D

===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]**

    2              **      The  reporting  persons  making  this  filing hold an
                           aggregate  of  853,185  Shares,  which is 6.7% of the
                           class of  securities.  The  reporting  person on this
                           cover page, however, may be deemed a beneficial owner
                           only of the  securities  reported by it on this cover
                           page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
         NUMBER OF                 -0-
                        ------------============================================
          SHARES                    SHARED VOTING POWER
       BENEFICIALLY         8
         OWNED BY                   853,185
                        ------------============================================
           EACH                     SOLE DISPOSITIVE POWER
                            9
         REPORTING                  -0-
        PERSON WITH     ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    853,185
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            853,185
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                      [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================




                               Page 6 of 15 Pages

         This  Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on  August  8,  2005  (collectively,  with  all  amendments  thereto,  the

"Schedule 13D").

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         Item 3 of the Schedule 13D is amended and supplemented by the following:

         The net investment cost (including commissions) for the Shares acquired by each of the Partnerships and Watershed Offshore since the filing of the prior

Schedule 13D is set forth below:

            Entity                Shares Acquired        Approximate Net
            ------                ---------------        Investment Cost
                                                         ---------------
           WCP                    20,500                 $    390,884.47
           WCIP                   55,800                 $  1,064,043.16
           Watershed Offshore     27,300                 $    520,735.57

         Each of WCP, WCIP and Watershed Offshore obtained the consideration for its acquisitions reported above from its working capital.


Item 4.  Purpose Of The Transaction
-------  --------------------------

         Item 4 of the  Schedule  13D is amended and restated in its entirety as follows:

         The Company has nominated  Kevin D. Katari to fill a current vacancy on the  Company's  Board of  Directors.  Mr.  Katari  is a  managing  member of the

Management  Company  and the  General  Partner.  For more  information,  see the

Current  Report on Form 8-K filed by the  Company  on  September  18,  2006.  If elected, Mr. Katari intends to serve on the Company's Board of Directors.

         The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the  Partnerships  and Watershed  Offshore were made in the  ordinary  course of business and were not made for the purpose of acquiring control of the Company.

         As reported in the Reporting  Persons'  Amendment No. 1 to Schedule 13D

filed on October 6, 2005 (the "Amended  Schedule  13D"),  the Reporting  Persons

intend to review their holdings in the Company on a continuing basis. As part of their ongoing review, the Reporting Persons have sought and may continue to seek the advice of legal and financial  advisors to assist them in such



                               Page 7 of 15 Pages
review and in  evaluating  alternatives  that are or may become  available  with respect to the Company or the Reporting Persons' holdings in the Company.  Also,

consistent with their investment intent and in an effort to maximize shareholder value, the Reporting  Persons have had and may continue to have discussions with

the  Company's  management  and/or  stockholders   regarding   alternatives  for

enhancing  stockholder value. The Reporting Persons may engage in communications with  one or more  shareholders  of the  Company,  one or more  officers  of the

Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other persons  regarding the Company,  including but not limited to its  operations.  While no specific plan or proposal has been made beyond the  suggestions  contained in the letter sent to the Company by the

Reporting  Persons on October 6, 2005,  which was  attached  as Exhibit 2 to the

Amended  Schedule 13D, the  Reporting  Persons may consider a number of possible strategies for enhancing the value of their investment in the Company,  or other extraordinary  matters relating to the Company,  including,  among other things,

any or all of the items  contemplated by paragraphs (a) through (j),  inclusive,

of the instructions to Item 4 of Schedule 13D.

         In that connection and consistent  with its investment  considerations,

the Reporting Persons may from time to time and at any time purchase  additional

Shares or sell some or all of the Shares  depending  upon,  among other  things,

current and  anticipated  future trading prices for the Company's  common stock,

the financial condition,  results of operations and prospects of the Company and its  businesses,  general  economic,  market and  industry  conditions,  and the

Reporting Persons' overall investment portfolio, strategic objectives, liquidity requirements, and financial condition and/or other investment considerations. No

Reporting  Person has any  specific  plan or  proposal  to acquire or dispose of

Shares,  including  but not  limited to a  determination  regarding a maximum or minimum number of Shares which it may hold at any point in time.

         The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other  alternatives.  However,  there



                               Page 8 of 15 Pages
can be no assurance that the Reporting Persons will develop or suggest any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their  holdings in the Company,

or as to the  timing  of any  such  matters  should  they be so  pursued  by the

Reporting  Persons.  The Reporting Persons reserve the right, at any time and in their respective sole discretion, to take any of the actions set forth above.

         Except to the extent the  foregoing  may be deemed a plan or  proposal,

none of the  Reporting  Persons has any plans or  proposals  which relate to, or could result in, any of the matters  referred to in paragraphs  (a) through (j),

inclusive,  of the instructions to Item 4 of Schedule 13D. The Reporting Persons

may,  at any time and from time to time,  review or  reconsider  their  position and/or change their purpose  and/or  formulate  plans or proposals  with respect thereto.

Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

           (a)      The Partnerships
                    ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 12,715,622 Shares outstanding as of August 15, 2006 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2006 filed with the Securities and Exchange Commission on August 25, 2006.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.



                               Page 9 of 15 Pages

                  (e)      Not applicable.

         (b)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                           For   information   regarding   transactions  by  the
                           Management Company on behalf of the Partnerships, see
                           Item 5(a) above.

                  (d) The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Watershed Offshore and the Partnerships as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                  (e)      Not applicable.

         (c)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.



                              Page 10 of 15 Pages

         (d)      The  Individual Reporting Person
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Watershed Offshore and the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         The Shares reported hereby for the  Partnerships  are owned directly by the  Partnerships  and those  reported  by the  Management  Company on behalf of

Watershed  Offshore  are owned  directly  by  Watershed  Offshore.  The  General

Partner,  as  general  partner  to the  Partnerships,  may be  deemed  to be the beneficial  owner of all such Shares owned by the  Partnerships.  The Management

Company,   as  investment   adviser  to  Watershed  Offshore  and  each  of  the

Partnerships,  may be deemed to be the beneficial owner of all such Shares owned by  Watershed  Offshore  and  the  Partnerships,  respectively.  The  Individual

Reporting  Person, as the Senior Managing Member of both the General Partner and the Management  Company,  may be deemed to be the  beneficial  owner of all such

Shares owned by the Partnerships and Watershed Offshore.  Each of the Management

Company,  the  General  Partner  and  the  Individual  Reporting  Person  hereby disclaims any beneficial ownership of any such Shares.



                              Page 11 of 15 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2006

                              /s/ Meridee A. Moore
                              ----------------------------------------
                              WS PARTNERS, L.L.C.,
                              On its own behalf and
                              As the General Partner of
                              WATERSHED CAPITAL PARTNERS, L.P.
                              and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                              Senior Managing Member


                              /s/ Meridee A. Moore
                              ----------------------------------------
                              WATERSHED ASSET MANAGEMENT, L.L.C.
                              By Meridee A. Moore,
                              Senior Managing Member


                              /s/ Meridee A. Moore
                              ----------------------------------------
                              Meridee A. Moore


                              Page 12 of 15 Pages

                                   SCHEDULE A
                                   ----------
                        WATERSHED CAPITAL PARTNERS, L.P.
                        --------------------------------

                                NO. OF SHARES
                                PURCHASED (P)                   PRICE
             TRADE DATE         OR SOLD (S)                   PER SHARE ($)
            ------------       ----------------              --------------

             06/20/2006           3,000 (P)                      19.74
             06/21/2006           3,000 (P)                      19.60
             06/28/2006           2,000 (P)                      19.49
             07/24/2006           2,600 (P)                      20.16
             08/25/2006           9,900 (P)                      18.33
             08/29/2006           1,800 (S)                      19.20
             08/30/2006           3,600 (S)                      19.22



















                              Page 13 of 15 Pages

                                   SCHEDULE B
                                   ----------
                 WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.
                 ----------------------------------------------

                                NO. OF SHARES
                                PURCHASED (P)                   PRICE
             TRADE DATE         OR SOLD (S)                   PER SHARE ($)
            ------------       ----------------              --------------

             06/20/2006            8,000 (P)                     19.74
             06/21/2006            8,000 (P)                     19.60
             06/28/2006            5,400 (P)                     19.49
             07/24/2006              100 (P)                     19.94
             07/24/2006            7,300 (P)                     20.16
             08/25/2006           27,000 (P)                     18.33
             08/29/2006            5,500 (S)                     19.20
             08/30/2006           10,900 (S)                     19.22


















                              Page 14 of 15 Pages

                                   SCHEDULE C
                                   ----------
                       WATERSHED ASSET MANAGEMENT, L.L.C.
                       ----------------------------------
         The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of WCP and WCIP, see Schedules A and B, respectively.

                                NO. OF SHARES
                                PURCHASED (P)                   PRICE
             TRADE DATE         OR SOLD (S)                   PER SHARE ($)
            ------------       ----------------              --------------

             06/20/2006            4,000 (P)                     19.74
             06/21/2006            4,000 (P)                     19.60
             06/28/2006            2,600 (P)                     19.49
             07/24/2006            3,600 (P)                     20.16
             08/25/2006           13,100 (P)                     18.33
             08/29/2006            2,700 (S)                     19.20
             08/30/2006            5,500 (S)                     19.22

















                              Page 15 of 15 Page